UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

We take note of the email from our subsidiary, ICICI Prudential Life Insurance Company Limited (ICICI Life) received by us yesterday at 10:41 p.m., with respect to a press release made by our joint venture partner, Prudential Corporation Holdings Limited titled ‘Prudential Plc repositions its India operations through a controlling stake in Bharti Life Insurance’

We intend to retain our majority shareholding in ICICI Prudential Life Insurance Company Limited, ensuring our long-term commitment.

A copy of the announcement filed by the Bank can be accessed on the website of the Bank at the following link https://www.icici.bank.in/about-us/disclosures-to-stock-exchanges.

This is for your information please.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: May 18, 2026	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Leadership Team